EXHIBIT 99.1
AGRIUM INC.
ANNUAL INFORMATION FORM
Year Ended December 31, 2009
February 25, 2010

Following is a table of contents of the Annual Information Form (“AIF”) referencing the applicable requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain portions of this AIF are disclosed in Agrium Inc.’s Management’s Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year ended December 31, 2009 and are incorporated herein by reference as noted below.

ITEM 2 – FORWARD-LOOKING INFORMATION

Certain statements and other information included in this AIF constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including the “safe harbour” provisions of provincial securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions. Forward-looking statements in this document are intended to provide Agrium shareholders and potential investors with information regarding Agrium and its subsidiaries, including management’s assessment of Agrium’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of Agrium and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules, dividend payments, operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect Agrium’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, weather conditions, crop prices, the future supply, demand and price level for Agrium’s major products, capital costs being significantly different than projected, including costs associated with major projects, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium’s facilities, the exchange and tax rates for U.S., Canada and Argentina, any significant changes in government policy in key agriculture markets, including the application of price controls and tariffs on crop inputs and the availability of subsidies or changes in their amounts, the ongoing global financial conditions and changes in credit markets, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business conditions, government and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. By its nature, forward-looking information is subject to various risks and uncertainties, including those material risks discussed in this AIF under “Risk Factors”, which could cause Agrium’s actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by Agrium with Canadian securities regulators and with the United States Securities and Exchange Commission. Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this AIF or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. Agrium undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 3 – CORPORATE STRUCTURE

In this AIF, unless the context otherwise indicates, “Agrium”, the “Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc., its subsidiaries, and any partnership of which Agrium and its subsidiaries are the partners, and our significant equity investments and joint ventures and the “Corporation” refers to the corporate entity, Agrium Inc. References to “dollars”, “$”, and “U.S. $” are to United States dollars. Unless otherwise specifically herein provided, the information contained in this AIF is stated effective as at December 31, 2009.

3.1 NAME, ADDRESS AND INCORPORATION

Agrium Inc. was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. The Corporation’s head office, principal place of business, and registered office are located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

3.2 INTERCORPORATE RELATIONSHIPS
(as at December 31, 2009)

Principal Subsidiaries & Associated Companies	Jurisdiction of Incorporation or Organization	Ownership
AGRIUM, a general partnership	Alberta	100%
Agrium U.S. Inc.	Colorado	100%
Crop Production Services, Inc.	Delaware	100%
Profertil S.A.	Argentina	50%

Agrium conducts business activities through three strategic Business Units:

•	Agrium’s Retail Business Unit, with net sales of $6.2-billion in 2009, operates in North and South America, providing crop inputs and services directly to farmers. Agrium’s 2008 acquisition of a 100 percent interest in UAP Holding Corp. (“UAP”), one of the largest distributors of agricultural and non-crop products in North America, significantly increased the number of Retail’s distribution centers.

•	Agrium’s Wholesale Business Unit, with net sales of $3.0-billion in 2009, operates in North and South America and produces, markets and distributes all major crop nutrients for agricultural and industrial customers both domestically and around the world. Agrium’s 2008 acquisition of a 70 percent interest in Common Market Fertilizers S.A. (“CMF”) expanded Wholesale’s distribution capability internationally.

•	Agrium’s Advanced Technologies Business Unit, with net sales of $304-million in 2009, produces and markets technologically advanced fertilizers and micronutrients for sale to the broad-based agriculture, specialty agriculture, professional turf and ornamental markets worldwide.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

4.1 THREE YEAR HISTORY

2007

Agrium achieved record consolidated net sales and net earnings in 2007 of $5.3-billion and $441-million, respectively. Gross profit was significantly higher than 2006 and 2005 in all three business units. This was due primarily to the strength in global agricultural and nutrient markets, combined with the growth initiatives the Company had undertaken.

Retail net sales and gross profits were at record levels in 2007 due to a combination of strong global agricultural markets and significant synergies captured from the Royster-Clark retail acquisition made in early 2006. Net sales and gross profit were significantly higher for all major product lines: crop nutrients, crop protection products and seed, services and other for 2007 than in prior years.

Wholesale net sales and gross profits achieved record levels for 2007. Strong market fundamentals and record pricing, in conjunction with solid operational performance were key drivers contributing to the results. International nitrogen sales were adversely affected due to lower production volumes by gas-limited operations at the Kenai and Profertil facilities. Gas supply interruptions resulted in an extended outage at Profertil, Agrium’s 50 percent joint venture nitrogen facility, as Argentina experienced its coldest winter in over 80 years and the Argentine government diverted natural gas supply from commercial use. During the third quarter, the Company returned to sustained historical production levels at its Redwater phosphate operation and its Kapuskasing phosphate mine. Agrium overcame post-expansion issues at its Vanscoy, Saskatchewan potash operation and achieved expected production rates by the fourth quarter of 2007.

Advanced Technologies’ net sales and gross profit had shown significant increases in net sales and gross profits for 2007. This was due to a combination of strong sales and increased margin for ESN® (“ESN”) controlled-release products targeted at the specialty market, as well as the inclusion of a full year of results from the Pursell acquisition done in August of 2006.

Acquisitions & Investments

On April 2, 2007 Agrium’s Advanced Technologies business unit acquired a 19.6 percent equity position in a Chinese specialty fertilizer company, Hanfeng. Hanfeng is a leading provider of value-added crop nutrients in China, with significant granulated nitrogen, phosphate and potash (“NPK”) production, blending capacity and growing Sulphur Coated Urea (“SCU”) capacity. This acquisition provided the ability for Agrium to leverage off of its expertise in the specialty crop nutrient business and provides a platform for future growth in the Chinese crop nutrient and agriculture market Hanfeng had established a new wholly-owned subsidiary (“Holdco”) which holds the rights to a pre-existing SCU agreement. The purpose of Holdco is to explore new SCU projects and joint venture opportunities in China. Agrium acquired a 50 percent interest of Holdco in 2009.

On May 22, 2007, Agrium completed an asset purchase of 22 retail outlets (15 farm centers and 7 satellites) from Archer Daniels Midland (“ADM”), expanding its Retail operations into the Southern U.S. Plains. The retail outlets are located in Kansas and Oklahoma and had annual crop input net sales of approximately $60-million. Agrium acquired the fixed retail storage and distribution assets and entered into an agreement for associated long-term leases for land. The Company expected to benefit from margin improvements and working capital reductions, as well as the platform for further expansion in the Southern U.S. Plains as a part of the Company’s growth strategy.

Incremental Expansion

On May 1, 2007, Agrium announced that, along with the project co-owners, it was proceeding with the construction of a world-scale nitrogen facility to be located in Damietta, Egypt. The Corporation held a 60 percent interest in a subsidiary which had entered into contractual obligations for the construction of the nitrogen facility and infrastructure in Egypt. Construction commenced in the second quarter of 2007 but was halted in 2008 (further progress discussed under 2009 and 2008 “Incremental Expansion”). The lump sum turnkey project was expected to cost $1.2-billion for construction of the facility and related infrastructure.

In September 2007, Agrium announced the closing of its Kenai nitrogen fertilizer operations due to a shortage of natural gas supply in Alaska’s Cook Inlet.

Agrium also completed significant financing activities in 2007. In August 2007, the Corporation filed a Shelf Prospectus that allowed Agrium to offer from time to time over a 25-month period in Canada and the U.S. up to $1-billion of debt, equity and other securities. On December 3, 2007 Agrium filed an amendment to its Shelf Prospectus increasing the amount of available securities from $1-billion to $3-billion.

Between the dates of December 18 – 20, 2007, Agrium issued 23,706,800 common shares at a price of $58.00 per share representing proceeds of $1.3-billion. The Company used the net proceeds from the offering to fund a portion of the purchase price of the UAP acquisition (see “2008-Acquisitions and Investments” below).

2008

With the acquisition of UAP in 2008, which nearly doubled the size and reach of Agrium’s Retail network, Agrium became the largest agricultural retailer in the U.S. In 2008, Retail net sales and gross profits achieved record levels of $5.5-billion and $1.4-billion, respectively, primarily as a result of the UAP acquisition. Results of operations of UAP from the date of acquisition are reflected in the Retail business unit. Retail operations were also aided by strong global crop commodity prices combined with rapidly increasing crop nutrient and crop protection prices through the first three quarters of the year.

Wholesale net sales and gross profits achieved record levels of $4.7-billion and $1.8-billion, respectively, for 2008. Strong market fundamentals and pricing for the first three quarters of the year, in conjunction with solid operational performance for the full year were key drivers contributing to the results. Profertil and the Argentine Government reached an agreement on short-term support measures to restrict prices of urea to a $410/tonne cap on product sold in Argentina. This decision had no material impact on Agrium’s 2008 financial results. In addition, production interruptions and a major turnaround at Profertil resulted in reduced production volumes.

Advanced Technologies’ net sales and gross profit had shown significant increases for 2008. This was due to a combination of strong sales and increased margin for ESN, as well as the inclusion of a full year of results from both the acquisition of the micronutrients business from Agrium’s Wholesale operating business unit in the fourth quarter of 2007, as well as the investment in Hanfeng completed in April of 2007.

Acquisitions & Investments

On May 5, 2008, Agrium acquired UAP, a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America.

On July 8, 2008, Agrium acquired a 70 percent interest in CMF. CMF is one of Western Europe’s largest fertilizer distribution companies. With its head office in Brussels, Belgium, CMF operates through subsidiaries in France, Germany, Belgium, the UK, Italy and Bulgaria, and it also markets products in Spain, the Netherlands, Ireland, Greece, Denmark and South America. This acquisition expanded Wholesale’s distribution capability internationally.

Incremental Expansion

Productivity improvements at the ESN (SmartNitrogen) plant in Carseland, AB increased the production capabilities at this facility from 150,000 to 200,000 tonnes. The Courtright, ON location underwent a plant optimization project at the sulphur coated urea plant. The plant was shut down for a substantial portion of 2008 to complete the project. Subsequent to the plant shutdown the facility is able to produce sulphur coated urea, XCU®, and TriKote®, plus two lightly coated Polyon products.

Agrium previously carried out its activities in Egypt through its 60 percent interest in a subsidiary known as EAgrium, which had begun construction of a nitrogen facility in Egypt. During the second quarter of 2008, the Egyptian government halted construction of the facility. In the third quarter of 2008, Agrium entered into an agreement with Egyptian MISR Fertilizer Production Company, S.A.E. (“MOPCO”), whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. Agrium completed the share exchange on January 26, 2009 which resulted in Agrium owning 26 percent of MOPCO. Equity advances from our project venture partners of $171-million were received in 2008 and were a source of cash in Agrium’s consolidated statement of cash flows.

2009

Retail net sales and gross profit in 2009 of $6.2-billion and $1.2-billion, respectively, reflect a full year of results from the UAP acquisition. Lower crop commodity prices in 2009 and general uncertainty in the U.S. economy resulted in decreased crop input applications and overall demand. Additionally, high volatility in prices during 2009 contributed to lower realized margins for crop nutrients.

Wholesale’s net sales and gross profits in 2009 of $3.0-billion and $642-million, respectively, were significantly lower than the record levels achieved in 2008. Weaker market fundamentals, a late spring season and a delayed fall harvest had a significant impact on 2009 results. Solid operational performance and a significant reduction in input costs for our nitrogen and phosphate businesses were more than offset by a significant decrease in realized selling prices for our nitrogen and phosphate products. Uncertainty over potash pricing resulted in cautious buying patterns from retailers and distributors across North America and globally. As a result, potash sales volumes were less than half of the volumes realized in 2008. In addition, our potash cost of product sold was negatively impacted by significantly lower operating rates at our Vanscoy potash facility resulting in fixed costs being applied over a lower number of sales tonnes. Our purchase-for-resale sales volumes increased by 50 percent compared to 2008 due primarily to the inclusion of full year operating results in our European distribution business, however, operating results were negatively impacted due to dropping commodity prices.

Advanced Technologies’ net sales and gross profit in 2009 of $304-million and $54-million, respectively, were lower than the comparative period in 2008. A weaker American economy resulting in fewer U.S. housing starts and reduced product purchases by golf courses in 2009 affected Advanced Technologies turf and ornamental results. Although ESN sales were up in relation to 2008, net sales and related margins were impacted by lower average realized prices for ESN and other controlled-release products due primarily to the overall decline in the price of urea. Additionally, the decrease in net sales was partially offset by the transfer of Retail’s Professional Products East business and its thirty two retail locations to Advanced Technologies in August 2009.

Acquisitions & Investments
In November 2009, Retail has further expanded its operations in Texas and New Mexico with the acquisition of 24 retail outlets from Agriliance. Additionally in 2009, Retail expanded their presence in Western Canada by acquiring 23 farm centers in Alberta and Saskatchewan. Retail continued to diversify its location base by expanding into new and existing geographies.

Incremental Expansion
Through a share exchange with MOPCO completed on January 26, 2009, we no longer control our Egyptian operations and we account for our investment in MOPCO in the Wholesale business unit using the equity method. Equity earnings from our MOPCO Egyptian investment were $20-million in 2009.

We continued to move forward with a significant brownfield expansion at our existing Vanscoy potash mine. This would expand our production capacity by 40 percent or an additional 750,000 tonnes, subject to final project approval which is expected to occur in late 2010.

In May of 2009, Agrium announced that it will proceed with construction of a new facility for production of polymer-coated nitrogen product, ESN at New Madrid, Missouri. The coating facility will have an annual production capacity of 110,000 tonnes, and has been designed such that capacity could be doubled in the future. The incremental capacity will bring Agrium’s total ESN® production capacity to 328,000 tonnes at three separate locations. Construction of the plant was completed in February 2010 and it is now operational.

In November 2009 we filed a Base Shelf Prospectus with the Canadian securities regulatory authorities in each of the provinces of Canada and a Shelf Registration Statement with the Securities and Exchange Commission, which will provide us the ability to offer from time to time over a 25-month period until December 2011 in Canada and the U.S., up to $1-billion of debt, equity and other securities. We issued $1.4-billion in equity securities in 2007 and $500-million in debt offering in 2008 under a previous Shelf Prospectus. As of December 31, 2009, we had not issued any debt or equity securities under the current Shelf Prospectus.

ITEM 5 – DESCRIPTION OF THE BUSINESS

5.1 BUSINESS OF AGRIUM

Agrium is a retailer of agricultural products and services in the U.S. as well as Argentina, Chile and Uruguay and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ended December 31, 2009, Agrium reported its business through three business units and a fourth non-operating business unit for Corporate and inter-company eliminations. The three operating business units are Retail, Wholesale, and Advanced Technologies.

a)	SUMMARY

i)	Products, Services and Markets

For additional information regarding the products, services and markets of Agrium’s business, see the discussion under the headings “Strategic Business Unit – Retail” on pages 19 to 25, “Strategic Business Unit – Wholesale” on pages 27 to 43, and “Strategic Business Unit – Advanced Technologies” on pages 45 to 49 of the 2009 MD&A, which is incorporated herein by reference and available on the

Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

Retail

Agrium’s Retail business unit markets crop nutrients, crop protection products, seeds, custom application and other agronomic services to customers through 826 outlets in the U.S., Canada, Argentina, Chile and Uruguay. Nearly 97 percent of Agrium’s Retail business is based in North America. The Retail business unit’s market is primarily retail sales directly to farm customers, but also includes significant wholesale activity of crop protection products to other retail operations through the Company’s acquisition of UAP.

Although the percentage of revenues from crop nutrients has decreased because of the UAP acquisition, crop nutrients account for approximately 41 percent of Retail’s total net sales. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each customer’s field based on soil fertility tests or plant tissue samples. Agrium offers custom crop nutrient application services and employs a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of the Company’s crop nutrient application rigs are also capable of precision application using global positioning system (“GPS”) technology which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

Agrium’s retail crop protection business has increased to approximately 43 percent of Retail’s total net sales in 2009 due to the UAP acquisition. We believe the overall volume of crop protection product sales has remained largely unchanged to slightly lower over the last decade, as the growing use of genetically modified (“GMO”) or enhanced seed varieties has reduced the need for such products. However, this trend has been largely offset over the past few years by the increased use of fungicides for enhancing plant health and by increased weed resistance to the popular glyphosate products, which has bolstered demand for crop protection products to control weed growth. Similar to crop nutrient application, Agrium employs a large fleet of crop protection application equipment. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight.

In concert with the advent of GMO seed, Agrium’s Retail business unit has significantly grown its seed business with an average annual net sales growth rate of 67 percent over the last three years. With the 2008 acquisition of UAP, Retail now offers its Dyna-Gro branded seed throughout most of its U.S. sales regions. In addition to Dyna-Gro seed, Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

Agrium’s Retail business unit offers several agronomic services in addition to the custom application services and soil and petiole testing previously mentioned. The Company owns and operates a laboratory in California where soil and petiole tests are performed. In its Western U.S. sales regions the Company uses a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations.

Wholesale

Agrium’s Wholesale business unit manufactures, purchases, and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrient products.

Wholesale owns and operates five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas, U.S.. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the U.S. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. Wholesale has a 50 percent joint venture ownership in a major nitrogen facility located in Bahia Blanca, Argentina (Profertil). Product from Profertil is sold within Argentina and to other South

American destinations. The Company also owns and operates a number of facilities that upgrade ammonia and urea to other products such as urea ammonium nitrate (“UAN”) solutions and nitric acid. Total capacity of these nitrogen plants is more than five million product tonnes (includes our share of Profertil’s production). In addition, Agrium acquired a 26 percent interest in an export orientated urea facility located in Egypt in early 2009 (see discussion on pages 6, 7 and 8 of this AIF).

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is over two million product tonnes. Approximately 45 percent of Vanscoy’s potash production is sold internationally.

The Company’s Redwater, Alberta facility produces sulphur and phosphate-based fertilizers. Phosphate rock is supplied by Agrium’s phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, U.S. Total capacity of these plants is approximately 1.2 million product tonnes. Products produced at these plants are primarily marketed within North America.

In addition to the above production plants, Wholesale operates several fertilizer granulation and blending plants in the U.S.

Wholesale has an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Corn Belt, Great Plains, and Southeast regions of the U.S. In addition, Wholesale has an international distribution capability via its 70 percent interest in CMF, one of Western Europe’s largest fertilizer distribution companies.

Advanced Technologies

Agrium’s Advanced Technologies business unit is comprised of crop nutrient technologies and professional products, including the controlled-release crop nutrient and professional products businesses of Nu-Gro and Pursell as well as the business unit’s legacy controlled-release and micronutrient products. Advanced Technologies utilizes urea produced at the Company’s Wholesale Carseland facility in their production of ESN® and Duration®.

Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients and micronutrients that are sold to the crop nutrient industry worldwide. Agrium’s Advanced Technologies business unit has numerous arrangements with distributors in North America. Controlled-release and micronutrient technology products are produced in four production facilities located in the U.S. at Sylacauga, Alabama; and Reese, Michigan; and in Canada at Courtright, Ontario and Carseland, Alberta. Advanced Technologies has just completed construction of a new controlled-release nutrient production facility at New Madrid, Missouri.

Professional products include the sale of controlled-release nutrients and pest control products, primarily in North America, to the professional turf market (golf courses and lawn care companies) horticultural market (greenhouse, nursery, specialty agriculture), and the structural pest control industry (residential and commercial structures). Professional products are marketed through a network of distributors through a direct to market approach. Professional products are purchased from suppliers or produced in three production facilities located in the U.S. at Sylacauga, Alabama; and in Canada at Brighton, Ontario and Putnam, Ontario.

ii)	Transportation, Storage and Distribution

A significant portion of delivered costs of crop nutrient products to certain customers is attributable to transportation. Agrium has entered into various rail, pipeline and other transportation agreements to provide reliable and competitive transportation services. Agrium leases approximately 3,750 rail tank and hopper cars, some of which are specially designed to transport fertilizer products. This fleet is supplemented by railroad-supplied cars as needed to meet peak-season transportation requirements. Agrium owns atmospheric and pressurized anhydrous ammonia storage, dry product, and liquid product facilities at locations in Western Canada and throughout the U.S. Wholesale has over 80 locations for storage at distribution terminals and warehouses. In Europe, CMF owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites. These locations, when combined with storage capability at the production facilities and leased warehousing, provide a network of field and production site storage capacity sufficient to meet customer requirements.

iii)	Selected Financial Information

Net sales classified by business unit and by product category for the Corporation’s three most recently completed financial years are provided in Note 27 to Agrium’s 2009 Consolidated Financial Statements, which are incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

b)	PRODUCTION METHODS

Production methods for Agrium’s manufactured products are as follows:

Nitrogen-based fertilizers

Ammonia:

Ammonia is produced by taking nitrogen from the air and reacting it with a hydrogen source, usually natural gas reformed with steam, to produce ammonia.

Urea & UAN:

Ammonia is the feedstock for the production of upgraded nitrogen products, including urea, and urea ammonium nitrate. Urea is produced by combining ammonia with carbon dioxide and forming liquid urea, which can be further processed into a solid, granular form. Urea ammonia nitrate is a liquid fertilizer and is produced by combining liquid urea, liquid ammonium nitrate and water.

Potash

The Company produces potash using conventional mining methods from one kilometer deep ore bodies. The mined ore is a mixture of potash, salt and clay. Removing the clay and salt through a milling process produces saleable potash.

Phosphate

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulphur (or sulphuric acid). The Company extracts phosphate ore using surface mining techniques. The ore is mixed with recycled water to form slurry and then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate rock. The phosphate rock is then reacted with sulphuric acid to produce phosphoric acid. The majority of the sulphuric acid used is produced from burning sulphur and reacting it with water. The phosphoric acid is then reacted with ammonia to form a granular product or concentrated to form liquid product.

Sulphate

Ammonium sulphate is produced by reacting ammonia and sulphuric acid and then granulated to form a solid granular product.

Fertilizer Technologies and Professional Products

The Company uses three production methods: (a) coating methods, where various fertilizer substrates are encapsulated to provide a desired release profile; (b) reacted slow release production, where urea is combined with other nitrogen elements to produce a slow release profile; and (c) packaging and blending of fertilizers.

c)	COMPETITIVE POSITION

The market for Agrium’s nutrients and crop production inputs is highly competitive. The Company’s competitors include other large integrated fertilizer producers, cooperatives, divisions of agribusiness companies, regional distributors and independent dealers.

Agrium operates 826 retail centers, 37 terminals and 18 distribution centers in North and South America. Agrium is a major distributor of crop nutrients, crop protection products and seed in a highly competitive industry, particularly with respect to price and service. The principal competitors in the distribution of crop production inputs include agricultural co-operatives, national fertilizer producers and distributors, and independent distributors and brokers.

Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. The Company competes with a number of producers in North America and other countries, including state-owned and government-subsidized entities.

Competition in the phosphate and potash fertilizers market is based largely on price, reliability and deliverability. The relative cost and availability of phosphate and potash ore, and the efficiency of production facilities, are also important competitive factors. Domestic competition for phosphate and potash comes mainly from a small number of large producers. In addition, the production and trade of phosphate and potash have become increasingly global and a number of foreign competitors produce phosphate and potash primarily for the export market.

Advanced Technologies develops, markets and distributes controlled-release nutrients and plant protection products serving the agriculture, specialty agriculture, turf, horticulture and consumer lawn and garden markets. Competitors in the professional turf industry are numerous whereas competition in the pest control industry is more concentrated.

d)	NEW PRODUCTS

In 2008, Advanced Technologies launched XCUtm into the marketplace. The transition to XCUtm, a higher quality polymer and sulfur coated product, was due to market movement, ability to use more advanced technologies, rationalizing the product line, and providing value added. Advanced Technologies has achieved geographic diversity as production capabilities for XCUtm are in both Sylacauga, Alabama and Courtright, Ontario enabling Advanced Technologies to serve our customer base more effectively.

e)	SOURCES OF RAW MATERIALS

A discussion of the Company’s sources of primary raw materials used in the manufacture of nitrogen-based fertilizers, potash and phosphate-based fertilizers is under the headings “Mineral Projects”, “Nitrogen [N] products”, “Potash [K]”, “Phosphate [P] products”, “Other wholesale products”, and “Product purchased for resale products” on pages 31 to 36, 36 to 38, 39 to 40, 41, and 41, respectively, of Agrium’s 2009 MD&A, which is incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

f)	INTANGIBLE PROPERTIES

Agrium has registered and pending trademarks in Canada, the U.S. and other countries where its products are sold. The following table summarizes its main trademarks:

Trademark	Countries
A® DESIGN	Argentina, Canada, United States
AGRIUM®	Argentina, Australia, Belize, Brazil, Canada, Chile, Columbia, Costa Rica, El Salvador, France, Great Britain, Guatemala, Honduras, Indonesia, Mexico, New Zealand, Panama, Philippines, Peru, Singapore, Thailand, United States, Venezuela, Vietnam
AGRIUM® and DESIGN	Argentina, Australia, Belize, Brazil, Canada, Chile, Columbia, Costa Rica, Egypt, El Salvador, France, Great Britain, Guatemala, Honduras, Indonesia, Mexico, New Zealand, Panama, Philippines, Peru, Singapore, Thailand, United States, Venezuela, Vietnam
AGRIUMtm	Bulgaria, China P.R., Czech, Estonia, European Community (CTM), India, Ireland, Italy, Greece, Hungary, Latvia, Lithuania, Malaysia, Nicaragua, Portugal, Slovak, Slovenia, Romania, Turkey
AGRIUMtm and DESIGN	Bulgaria, China P.R., Czech, Estonia, European Community (CTM), India, Ireland, Italy, Greece, Hungary, Latvia, Lithuania, Malaysia, Nicaragua, Portugal, Slovak, Slovenia, Romania, Turkey
AGRIUM ADVANCED TECHNOLOGIES®	Australia, Benelux, Canada, Costa Rica, Chile, France, Germany, Great Britain, Japan, Korea, Malaysia, Mexico, New Zealand, Taiwan, Thailand
AGRIUM ADVANCED TECHNOLOGIES® and DESIGN	Australia, Benelux, Canada, Costa Rica, Chile, France, Germany, Great Britain, Japan, Korea, Mexico, New Zealand, Singapore, Taiwan, Thailand
AGRIUM ADVANCED TECHNOLOGIEStm	Argentina, Brazil, China P.R., Ireland, Italy, Philippines, Singapore, United States
AGRIUM ADVANCED TECHNOLOGIEStm and DESIGN	Argentina, Brazil, China P.R., Ireland, Italy, Malaysia, Philippines, United States
BLACK LABEL®	United States
CHOICE®	United States, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Peru, South Africa
CROP PRODUCTION SERVICES AND DESIGNtm	United States
DURATION CR®	Canada, European Community (CTM), Japan, Malaysia, United States
DURATION CR® and DESIGN	Argentina, Australia, Benelux, Canada, Chile, European Community (CTM), Germany, Great Britain, Japan, Malaysia, Mexico, Taiwan, South Korea, Thailand, United States
DURATION CRtm	China P.R.
DURATION CRtm and DESIGN	China P.R., Philippines
DURATION®	Argentina, Australia, Chile, Benelux, Canada, European Community (CTM), Germany, Japan, Malaysia, New Zealand, South Korea, Taiwan, Thailand, United States
DURATIONtm	China P.R., Philippines

Trademark	Countries
ESN and DESIGN®	Argentina, Australia, Canada, Malaysia, Mexico, New Zealand, United States, Japan
ESN and DESIGNtm	China P.R., European Community (CTM)
ESN®	Australia, Argentina, Canada, Malaysia, Mexico, New Zealand, United States, Japan
ESNtm	China P.R., European Community (CTM)
HELIOS®	United States
LI 700®	United States, Argentina, Australia, Benelux, Bolivia, Brazil, Columbia, Canada, Costa Rica, Denmark, Dominican Republic, Ecuador, El Salvador, European Community (CTM), France, Guatemala, Ireland, Israel, Mexico, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Poland, South Africa, Spain, Switzerland, Taiwan, United Arab Emirates, Uruguay
LOVELAND INDUSTRIES and DESIGN®	United States, Argentina, Bolivia, Brazil, Columbia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Paraguay, Uruguay, Venezuela
MAKAZE®	United States
MAKAZEtm	Canada
N-PACT®	United States
N-PACTtm	Canada
NITROFORM®	Australia, Benelux, Canada, Denmark, Finland, France, Greece, Ireland, Japan, Malaysia, New Zealand, Norway, South Africa, Sweden, Switzerland, Thailand, United States
NU-GRO® and DESIGN	Canada
PLATTE CHEMICAL®	Argentina, Bolivia, Columbia, Costa Rica, Dominican Republic, Ecuador, El Salvador, European Community (CTM), Guatemala, Mexico, Nicaragua, Panama, Paraguay, United Kingdom, Uruguay, Venezuela
POLYON®	Australia, Canada, Chile, European Community (CTM), Japan, Mexico, Great Britain, Korea, United States, Singapore
POLYONtm	China P.R., Malaysia
RAINBOW®	Canada, United States
RISER®	United States, Canada
SALVO®	United States, Canada
UNITED AGRI PRODUCTS and DESIGN®	United States, Canada, El Salvador, Panama, Uruguay
ULTRAYIELD DESIGN®	Canada, United States
WESTERN FARM SERVICE® and DESIGN	United States
XCU®	Canada, Japan, Mexico, New Zealand, Korea
XCU® DESIGN	Canada, United States
XCUtm	China P.R., Malaysia, United States

Agrium has registered patents in Canada and the U.S. The following table summarizes its main patents:

Title	Patent Number	Coverage
Machine System and Process for Producing Attrition Resistant Slow Release Fertilizer	US 5 374 292	U.S.
Controlled Release Fertilizers and Methods of Production	US 6 663 686	U.S., Canada
Controlled Release Fertilizer and Method for Production Thereof (licensed)	US 5 538 531	U.S., Canada
Machine System and Process for Producing (Cont II) (Continuation of Polyon 292 patent)	US 5 858 094	U.S.
Machine System and Process for Producing (III) (Continuation of Polyon 292 patent)	US 6 537 611	U.S.
Machine System and Process for Producing (Cont I) (Continuation of Polyon 292 patent)	US 5 547 486	U.S.
Controlled Release Plant Nutrients	US 5 803 946	Canada, U.S.
Process for Producing Improved Sulfur-Coated Urea Slow Release Fertilizers	US 5 599 374	Australia, Canada, China, Europe, Japan, Mexico, New Zealand, U.S.
Controlled-Release Pesticidal Composition and Method of Making	US 6 682 751	U.S.
Lecithin-Containing Drift Reduction Composition For Use in Spraying Agricultural Acreage	US 6 797 673	U.S.
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 681 366	Australia, Brazil, Canada, EP, U.S.
Sprout Inhibition Compositions Comprising Chlorpropham and Substituted Naphthalenes and Methods of Using Same	US 5 622 912	Australia, Brazil, Canada, EP, Germany, Hungary, New Zealand, Poland, South Africa, Spain, Turkey, U.S.
Method of Controlling Sprout Formation in Potatoes by Selective Application of Chlorpropham, Carvone, Benzothiazole and Ethylene	US 5 811 372	Australia, Canada, EP, Germany, New Zealand, U.S.
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 759 226	Australia, Brazil, Canada, EP, U.S.
Seed Treatment Method	US 6 386 126	U.S.
Seed Treatment Method	US 6 591 767	U.S.
Process for Non catalytic Nox Abatement	US 5 399 326	U.S.
Process for Nox Abatement (U.S.)	US 5 262 138	U.S.

While these trademarks and patents constitute valuable assets, Agrium does not regard any single trademark or patent as being material to its operations as a whole.

g)	SEASONALITY

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

h)	ENVIRONMENTAL PROTECTION REQUIREMENTS

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the point of plant closure, and beyond.

The environmental requirements for new projects typically focus on baseline site conditions, ensuring that the design and equipment selection meet operating requirements; that permitting, pre-construction studies, and discharge and other operating requirements will be satisfied; and, that safeguards during construction are in place.

Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and, emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework or where there is otherwise evidence that those requirements have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

Finally, the environmental protection requirements that may apply at the time of closure can be of two types; environmental remediation liabilities that did not come due or arise until operations ceased, or asset retirement obligations stipulated by contractual obligations or other legal requirements. For facilities with these stipulations, asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

Contingent Environmental Liabilities

United States Environmental Protection Agency Phosphate Industry Initiative

The United States Environmental Protection Agency (“EPA”) has undertaken an industry-wide initiative respecting phosphate mines, phosphoric acid and sulfuric acid manufacturing facilities. The primary focus of the initiative is to clarify certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. RCRA is the federal statute which governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA initiative also seeks to clarify applicability of certain U.S. Clean Air Act (“CAA”) and related federal and state regulatory programs, including Prevention of Significant Deterioration (“PSD”) permitting and Maximum Available Control Technology (“MACT”) standards.

In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with the CAA, RCRA, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA and the CAA. In 2008, the government further notified Nu-West that the EPA had commenced investigation under federal Emergency Planning and Community Right-to-Know Act (“EPCRA”) compliance in the phosphate industry. Nu-West is cooperating and providing timely responses to the government agencies’ requests for information. In 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations pursuant to section 3013 of RCRA. Nu-West is working cooperatively with EPA and the IDEQ to implement this environmental assessment.

Nu-West, along with other industry members who have also been targeted under the same initiative, are involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Resolution of the issues may take several years. Agrium is uncertain as to how the matter will be resolved or if litigation will ensue. At this time, we do not believe the potential exposure, if any, of this initiative to Agrium would be material. If, however, we are unsuccessful in achieving a satisfactory resolution, we could incur substantial capital and operating expenses to modify our facilities and operating practices, to defend any ensuing litigation, or to comply with any subsequent judgments.

Legacy Environmental Remediation Activities: Idaho Mining Properties

Nu-West is performing or in the future will perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1996. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found in late 1996 to be leaching from reclaimed lands associated with these sites leased or, in one case, owned by Nu-West and other historic phosphate mines owned by other parties. Nu-West and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations. Detailed investigations and analyses have been conducted for two of these sites. Several years of study will be required at the other sites to determine the appropriate remediation plans. Since 1996, Nu-West has spent approximately $12-million on investigation and remediation activities at these sites. Agrium believes that other parties are or may be wholly or partly responsible for conducting or paying for the remediation of some of these historic sites.

In 2009, Nu-West initiated a lawsuit against the United States of America (“USA”), which is the owner and lessor of five of the noted historic mine sites. The lawsuit was brought under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to confirm the USA’s liability under CERCLA to pay for a material portion of the remediation costs for those sites. That lawsuit is in its initial stages and is being defended by the USA. If these claims against the USA are successful, it would appreciably reduce Nu-West’s costs and liability at these sites.

Legacy Environmental Remediation Activities: Manitoba Mining Properties

Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium Inc., is managing investigative and remedial actions at two closed mineral processing sites near Lynn Lake, Manitoba. Agrium acquired Viridian in 1996.

One site, known as the Fox Mine, operated from 1969 until 1985. It is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. In 2008-2009, Viridian rebuilt its water treatment plant, providing for additional treatment capacity and control to ensure continued conformance with license requirements. In addition to annual operating costs of between $0.5-million and $1-million, Viridian also continues to investigate permanent long-term closure options for the site.

The other site, known as the East Tailings Management Area (“ETMA”), which was operated from the 1950’s to the 1970’s, is being investigated and remediated under a cooperative agreement with the Manitoba Government. In 2009, Viridian extended its partnership with the Manitoba Government to include consulting services at the contiguous mine and mill site. This partnership will allow for the cost-effective completion of the respective site investigations and the integration of remedial activities at the two sites by 2012.

Agrium does not believe the total costs of remediation of these sites in Idaho or Manitoba to be material.

Climate Change and Greenhouse Gas Issues

Directly and indirectly, Agrium generates a significant amount of greenhouse gases (“GHG”) through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In the Province of Alberta, legislation has been enacted that impacts facilities emitting greater than 100,000 tonnes of CO2e per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to the 2003-2005 average baseline. This requirement was implemented for non-process CO2e emissions beginning the second half of 2007, and applied annually thereafter. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by contributing to the Climate Change Emissions Management Fund at a cost of $15 per tonne, or by purchasing qualifying offsets from other sources in Alberta.

Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations, (total typical emissions of approximately 750,000 tonnes (excluding NH3-1 unit)); Carseland Nitrogen Operations, (total typical emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total typical emissions of approximately 550,000 tonnes). The annual impact of this legislation on Agrium is expected to range between $1-million to $3-million a year going forward based on current regulations depending on variations in production from year to year which will directly impact CO2e.

Prior to the meeting of world leaders in Copenhagen, Denmark in December of 2009, the Canadian federal government stated that it intended to publish policies in respect of an aggregated reduction target of 20 percent below 2006 emission levels and to work with the U.S. on a North American cap and trade system. Subsequent to the Copenhagen meeting, the Canadian federal government has indicated its intention to comply with a reduction target of 17 percent below 2005 emission levels. However, no specifics surrounding how the reduction target will be achieved have been published.

Subsequent to the Copenhagen meeting, the Canadian federal government has also indicated that it intends to align itself and its policies with U.S. regulatory requirements. In general, the options being considered by U.S. regulators currently lack sufficient detail to assess their potential financial impact. However, Agrium is continuing to monitor U.S. GHG regulatory developments, and is evaluating applicability and potential impacts of such programs as they become effective, including the California Global Warming Solutions Act of 2006, and the EPA’s October 2009 Final Rule for Mandatory Reporting of Greenhouse Gases.

In addition to state and regional reduction schemes (such as AB 32 in California or the Western Climate Initiative), the U.S. Government could further regulate GHG emissions in several ways (including via cap-and-trade policies, which are currently included in pending Congressional legislation). Political uncertainty may increase during 2010 with the pending fall U.S. congressional elections, increasing the uncertainty regarding passage and implementation of a comprehensive U.S. federal climate bill during 2010. As a result, it is possible that a simpler carbon tax could be implemented by the U.S. congress, or that the executive branch of the U.S. federal government, through the existing powers of the EPA, could exercise existing authority under the CAA.

In order to exercise existing authority under the CAA, the EPA administrator must find that GHG emissions are air pollutants that endanger public health or welfare. On December 7, 2009, the EPA administrator finalized and announced such an endangerment finding thereby bringing regulation of GHG emissions within the framework of the CAA and allowing the EPA to proceed to regulate emissions from various sources of GHGs. While the executive branch of the U.S. federal government has stated a preference that the U.S. congress address climate change through legislative action, as a result of the December 7, 2009 endangerment finding, in lieu of waiting for new legislation the EPA has implemented a new greenhouse gas emissions reporting requirement at the beginning of 2010.

The mitigating factors and strategies we have adopted to address GHG emissions include:

•	We track our annual air emissions and have proactively undertaken projects designed to improve plant energy efficiencies and reduce emissions; and,

•	We have taken, and will continue to take, a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets and a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.

In an effort to reduce CO2e emissions, Agrium has developed strategies to improve energy efficiencies in our operations, capture and store carbon and reduce emissions in agriculture. Agrium participates in industry efforts to inform government policy development. Agrium also has a cogeneration project at its Carseland facility in partnership with TransCanada Pipelines that has improved energy use efficiency at this facility.

About 60 percent of the natural gas required to produce nitrogen fertilizer is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process cannot be reduced. Use of the remaining natural gas may be managed to increase energy efficiency and reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements. Independent government sponsored studies estimate for the Canadian industry that a further 3 to 5 percent reduction in combustion emission intensity may be attainable but will be a challenging target.

Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery, industrial use or underground storage. At its Borger, Texas operation, approximately 230,000 tonnes of CO2 were captured in 2006 and 2007 for enhanced oil recovery. In 2007, Agrium signed an agreement to capture significant CO2 emissions from our Redwater, Alberta facility for enhanced oil recovery. This project is scheduled to become operational in late 2012 or 2013.

Quantification of Costs of Environmental Protection Requirements

Asset retirement obligations are generally related to dismantlement and site restoration or other legal termination and retirement of an asset. These obligations, which will be settled between 2010 and 2136, represent the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $660-million as at December 31, 2009. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $106-million as at December 31, 2009. Environmental remediation liabilities represent the undiscounted estimated cash outflows required to settle the environmental remediation liabilities in the amount of $140-million as at December 31, 2009.

i)	ENVIRONMENTAL PRACTICES AND POLICIES

Agrium has well-defined environmental, health, safety and security (“EHS&S”) programs and processes, committed leadership, clear lines of reporting and accountability, and a responsible workforce. In addition to an overall corporate EHS&S group, it has established an EHS&S organization in each business unit. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in all of its operations and activities.

Agrium stewards to an integrated EHS&S management system which includes a policy and system documenting minimum EHS&S management and performance expectations applicable to Agrium’s facilities worldwide. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations. At the operations level, program best practices are in place to direct the desired outcome.

Continuous improvement and performance monitoring are effected through four technical committees, two management committees and the Board EHS&S Committee. These committees meet at least quarterly to monitor performance against annual and longer-term performance goals, to discuss plans and strategies for addressing weaknesses in our processes, and to evaluate opportunities for improving our systems.

Technical support and compliance assurance is managed at three levels within the organization. Facilities are staffed with technical specialists necessary to support day-to-day operations. The business units are staffed with broader technical expertise to support business unit programs. Business unit personnel also conduct regular, rigorous compliance and systems audits of all locations. The Corporate staff is responsible for maintaining integrated systems, performance monitoring and business unit systems compliance assurance.

j)	EMPLOYEES

As of December 31, 2009 Agrium employed 11,153 people.  The breakdown of employees by business unit is as follows:

Business Unit		Number of Employees
Retail		8,012
Wholesale		2,378
Advanced Technologies		428
Corporate		335

	Total	11,153

Hourly employees at the following plants are represented by labor unions with the contract expiration date for each plant shown in parenthesis: Vanscoy, Saskatchewan (April 30, 2012); Americus, Georgia (June 30, 2012); Florence, Alabama (July 14, 2012); Bainbridge, Georgia (June 13, 2010); North Bend, Indiana (August 31, 2012).

A union at the Mulberry facility represents 11 Retail employees. The contract was extended through May 31, 2012 with an annual self-renewing clause effective June 1, 2012. Another union exists at the Greenville, Mississippi, facility; there are 100 union Retail employees at that location and their contract is set to expire on August 22, 2010.

5.2 RISK FACTORS

Details of the risk factors relating to the business of Agrium are discussed under the heading “Enterprise risk management”, beginning on page 81 of the 2009 MD&A, and are incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

5.3 MINERAL PROJECTS

a)  Vanscoy Potash Operations

The Company’s Vanscoy potash operation (“VPO”) is a potash mining and milling facility located in Vanscoy, Saskatchewan (southwest of Saskatoon). The operation has been in existence for 40 years and has produced over 41 million tonnes of muriate of potash. For further information on VPO, please consult the Vanscoy Technical Report dated November 6, 2009 (the “Vanscoy Technical Report”) prepared by A. Dave Mackintosh, P.Geo. of ADM Consulting Limited (the “Author”), who is a “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), available on SEDAR at www.sedar.com. The following is summarized information contained in the Vanscoy Technical Report.

i)	Project Description and Location

The Saskatchewan Ministry of Energy and Resources (“SMER”) has granted the Company, pursuant to Lease KL 114-R (the “Lease”), the exclusive right to mine potash on approximately 62,395 acres (252.5 km2) of crown-owned land, approximately 25 km south west of Saskatoon, Saskatchewan. Leases are granted for an initial term of twenty-one years, renewable for successive twenty-one year terms upon written application of the lessee.

The Company owns and operates VPO through AGRIUM, a general partnership comprised of Agrium Inc., Agrium Products Inc. and Viridian Fertilizers Limited, all wholly-owned subsidiaries of Agrium Inc.

Royalties from VPO are paid to the Province of Saskatchewan based on muriate tonnes produced, the raw ore grade and the weighted average net selling price of potash for the production month in question.

The Company currently has an asset retirement obligation (“ARO”) at VPO associated with the implementation of the Decommissioning and Reclamation Plan approved by the Saskatchewan Ministry of Environment. The plan provides for the removal of surface improvements (including asbestos abatement), closure of the mine, management of the tailings area and long-term environmental monitoring during the closure process. The total cost of the ARO to the Company is currently estimated to be approximately $492 million (undiscounted, inflation-adjusted estimated cash outflow). The discounted, inflation-adjusted estimated cash outflow required to settle the ARO is estimated at $2-million. The high cost of the ARO relates primarily to the cost of managing tailings produced during the mining process. It is possible that the estimated cost could change as a result of changes in technology, regulations, and the extent of environmental remediation required or the means of reclamation.

The Company is currently not aware of any other significant environmental liabilities to which VPO is subject.

The deposits lie diagonally across the southern plains of Saskatchewan, gently dipping from approximately 1,000 m depth along a northwest line through Rocanville, Esterhazy and Saskatoon to more than 1,600 m depth at Belle Plaine and up to 3,000 m depth in North Dakota. The deposit is unique to the world in that the mineralization covers such a vast area.

The Company owns the surface rights to 7,200 acres (2,914 Ha.) of land to accommodate the processing facility, tailings management area and provide a surrounding buffer. Useable farm land is rented to local farmers.

All operating licenses required by the provincial government, and permits to operate a tailings area or waste management facility, have been obtained. Required permits for VPO include the Subsurface Mineral Lease Agreement, Potash Unitization Agreement, Mine Hoist Operating Certificate, Approval to Operate a Pollutant Control Facility, Approval to Dispose of Waste Brine and the Approved Decommissioning and Reclamation Report.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lease is accessible by the Saskatchewan highway and municipal grid road system. Although grid roads may not have been built in all areas, a 20 m road allowance is provided every one mile (1.6 km) in an east-west direction and every two miles (3.2 km) in the north-south direction. The mine site is serviced by both national railways through one common spur line from the north of the Lease.

Mining and milling operations continue year round, utilizing a work force that commutes from nearby cities and towns or comes from the local farming community. The closest major population centre is Saskatoon, approximately 25 km northeast of the mine site.

Surface rights in Saskatchewan are separate titles from subsurface mineral rights. The Company owns surface rights associated with the Lease totalling 7200 acres (2914 Ha.) including the mine site, tailings management area and a suitable environmental buffer. In order to carry out any exploration activity at the surface on other lands, be it a seismic survey or preparing a well site, access must be obtained from the surface land owner.

Services are provided by Saskatchewan public utilities with dedicated 72 KVA electrical power transmission service and natural gas pipelines. Fresh water, provided by SaskWater, is delivered via pipeline from the South Saskatchewan River.

VPO underlies the Saskatchewan Plains Region, which has elevations between 300 m and 600 m above sea level. Land use is almost totally agricultural, largely in cropland with some unimproved pasture and southern woodland.

iii)	History

Imperial Oil first discovered potash in south-eastern Saskatchewan in 1942 during oil exploration activity. In 1950, when oil exploration companies started routinely running gamma logs, the existence of potash rich beds over a vast area in southern Saskatchewan was indicated.

Consolidated Mining and Smelting Company of Canada Limited, subsequently Cominco Ltd. (“CM&S”) carried out an exploration program in 1964, drilling 23 holes in the vicinity of Vanscoy, Delisle, and Asquith, Saskatchewan. Of the 23 drill holes, one hole, penetrated a major solution collapse feature where, although the Prairie Evaporite Formation is present, the potash beds are not. Stearns-Roger Canada Ltd. along with J.T. Boyd and Associates carried out an engineering study in 1965 and a similar capital and operating cost estimate was also completed by Kilborn Engineering Ltd. in December 1965, and the mine went into production under CM&S ownership in early 1969.

In 1993, Cominco Fertilizers Ltd. was formed as a separate entity from Cominco Ltd. In 1995 all Cominco involvement in Cominco Fertilizers Ltd. ceased and shares were transferred to the new entity, Agrium Inc.

In the site history, lease expansions occurred in 1993 and 2005 to enlarge the total area available for extraction. This brought three additional drill holes into the lease area. The three exploration wells were completed in 1955 and 1957.

In the 40 years of operating life three additional drill holes and numerous 2D and 3D seismic programs have contributed to understanding of the Prairie Evaporite Formation. Production in this time frame to August 31, 2009 was 41.3 million tonnes of muriate of potash from 121 million tonnes hoisted.

iv)	Geological Setting

Canadian potash deposits are estimated to be among the largest in the world, stretching some 720 km (450 miles) across Saskatchewan. The deposits lie diagonally across the southern plains of Saskatchewan gently dipping from approximately 1,000 m depth along a northwest line through Rocanville, Esterhazy and Saskatoon to more than 1,600 m depth at Belle Plaine and up to 3,000 m depth in North Dakota.

The Prairie Evaporite Formation, deposited on the Winnipegosis Formation (limestone), varies in thickness from 120 m (400 ft) to over 210 m (700 ft) and is overlain by the 2nd Red Bed unit, the lower shale member of the Dawson Bay Formation (limestone).

There are four main potash layers in Saskatchewan. The first to be deposited was the Esterhazy Member which is the bed mined at Mosaic Esterhazy and PCS Rocanville. Above this is the White Bear Marker which is not thick enough, or of sufficient grade, to be of commercial value. This is followed by the Belle Plaine and finally the Lower and Upper Patience Lake. The Lower Patience Lake is mined by Lanigan and the Upper Patience Lake is mined by all other Saskatoon area mines. The Esterhazy Member, being the first potash bearing bed to be deposited, is stratigraphically the deepest. However, the Rocanville/Esterhazy area mines are shallower than the younger Patience Lake Member mines (Saskatoon area) because of their proximity to the basin edge.

The salt cover between the ore zone and the overlying 2nd Red Beds and Dawson Bay Formation varies from no cover near the evaporite edge in Manitoba to over 45 m (150 ft) in south-central Saskatchewan.

Salt cover is relied upon to isolate the mining level from potential water-bearing limestone formations above the 2nd Red Beds. Similarly, the depth increases to the southwest from just over 800 m (2,600 ft) in Manitoba to over 1,200 m (4,000 ft) in south-central Saskatchewan.

The local geology of VPO characteristically mirrors the regional geology. The Upper and Lower Patience Lake and Belle Plaine Members exist throughout the Lease area. The Esterhazy Member does not exist in the area but is evidenced by a thin (5 cm thick) seam containing minor potash values. The mining zone in the Lease area dips gently (less than 0.5°) to the southwest from roughly 500 m to 600 m below sea level. The depth below surface ranges from approximately 1,000 m (3,300 ft) in the northeast to over 1,100 m (3,600 ft) in the southwest. The salt cover ranges from 12 m (40 ft) to just under 20 m (65 ft) across the lease area.

v)	Exploration

Once mining was established, recent exploration programs consisted of a number of 2D and 3D seismic acquisitions and the completion of additional drill holes. These programs again confirmed that a viable potash deposit, amenable to conventional underground mining, was present at depths between 1,050 m and 1,120 m, grading between 24% and 26% K2O in the new areas.

Expansion of the Lease in 2005 brought three additional historic wells into the lease. The three exploration wells in addition to drilling and seismic exploration has been used to try and delineate solution collapse features to be avoided when mine planning. Initial 2D acquisition programs, on relatively sporadic time intervals, have been replaced by annual 3D programs that have recently been expanded to shoot the entire areas of interest en masse. Programs have confirmed the continuity of the Prairie Evaporite Formation and identified features to be avoided, greatly improving the successful completion of mine development entries. In the Author’s opinion, 3D seismic coverage is required to classify Mineral Resources as Measured.

In addition to drill holes and seismic programs, the Company utilizes an underground sampling program to confirm thickness, grade and insolubles. These samples are treated as drill holes with all the applicable quality assurance/quality control (“QA/QC”) procedures, utilizing an external assay laboratory.

In the Author’s opinion, given the 40 years of VPO’s operation, the data obtained from the original and current exploration programs is reliable.

vi)	Mineralization

The potash deposit is generally a flat-lying, bedded deposit dipping slightly to the southwest. It is amenable to mining using track mounted boring machines and floor or roof mounted conveyor systems and ancillary wheel mounted mining and transport equipment.

The potash beds at the VPO site are entirely composed of sylvinite, a mixture of KCl and NaCl, and are within a stratigraphic sequence of halite beds. The same beds mined on the west side of Saskatoon are mined over 100 km to the east. These same beds can be traced into Manitoba, Montana and North Dakota. Continuity is such that a hole could be drilled almost anywhere within the region of potash deposition with every expectation of intersecting the potash beds. Despite this remarkable continuity, potash deposits are not without interruption. Solution activity over geological time has resulted in barren or collapse features that have the potential to introduce water from formations above to the mining level.

vii)	Drilling

Original CM&S Drill Holes
All drilling was carried out following SMER regulations. Drilling was originally carried out by Canamerican Drilling Corporation. The initial CM&S program set a 10.75” (273 mm) diameter surface casing in a 15” (381 mm) diameter hole to a depth of 450 ft (137 m). From there, a 9” (228 mm) diameter hole was drilled to a core point just above the Prairie Evaporite Formation. Then, a 7” (177.8 mm) diameter intermediate casing was pinned into the Dawson Bay Formation. Coring was completed in a 6.125” (155 mm) diameter hole. Once complete, abandonment consisted of cementing the hole from the total depth to 150 ft (45 m) into the intermediate casing. The casing was cut off 40 ft (12 m) above the cement top and retrieved. Subsequent plugs were run from the cement top to approximately 65 ft (20 m) into the surface casing. The surface casing was then cut off 3 ft (1 m) below the surface, a cap was welded on, and the area was backfilled. A full suite of geophysical logs were run on each hole from surface to total depth.

Recent VPO Drill Holes
In 1989, hole 2-16-36-8-W3 in the Unitized Area was drilled by Sedco Drilling on behalf of the Company. A 244.5 mm diameter surface casing was cemented in to 146 m depth in a 349 mm diameter drill hole. From there, a long string 177.8 mm diameter casing was cemented the full length to 979 m depth in a 222 mm diameter hole. The hole confirmed the VPO mining zone was present at 1,021 m depth.

In 1999, hole 1-24-34-8-W3 in the South Block was completed by Ensign Drilling Services Inc. on behalf of the Company. A 244.5 mm diameter surface casing was installed to 150 m depth in a 349 mm diameter hole. From there, a 222.3 mm diameter well was then completed “open hole” (without casings) to 1,229 m depth with inverted oil emulsion drilling mud. Hole 1-24-34-8-W3 confirmed the potash beds mined at VPO existed at a depth of 1,110 m grading just over 25% K2O with 4.5% insolubles.

In 2007, hole 4-3-35-7-W3 in the South Block was drilled by Akita Drilling Ltd. on behalf of the Company. A 244.5 mm diameter surface casing in a 349 mm diameter hole was cemented to 145 m depth. A 177.8 mm diameter intermediate casing in a 222 mm diameter hole was pinned into the Dawson Bay Formation at 1,092 m depth. The well confirmed the presence of the mining zone at 1,112 m, grading 28% K2O with 6% insolubles.

North Expansion Wildcat Drill Holes
These holes were drilled between 1955 and 1957. Canamerican Drilling Company completed 16-6 and 13-22 and Rio Palmer drilled 13-1. Typically, a 10.75” diameter surface casing was installed in a 13.75” or 15” diameter hole to between 360 and 400 ft. depth. From there, a 5.5” or 7” diameter intermediate casing was installed in either a 7” or 9” diameter hole into the 2nd Red Beds near 3300 ft. depth with either cement or an anchor packer. These three holes confirmed the presence of the mining zone within the Prairie Evaporite Formation.

viii)	Sampling and Analysis

The Upper Patience Lake Member mined at VPO is made up of a sequence of potash and halite beds separated by insoluble accumulations, or mud seams. These seams become parting planes and can present safety issues for mining rooms. Sampling intervals of the drill holes ensure that material above and below the mining horizon was included in all exploration programs carried out by the Company or its predecessor. This is not always the case in holes which were primarily drilled for oil exploration. Often only high grade bands were sampled with no consideration of intervening salt or insoluble beds.

In general, the core was logged, convenient sample lengths of 0.25 m to 0.5 m were chosen based on geological changes and existing core breaks, and the intervals measured. A quarter core was removed either by cutting the core in half along the length of the sample, and one half cut into quarters, or a quarter cut out using a diamond bladed cut-off saw. The quarter core was numbered, bagged and tagged for assay purposes, and the remaining three quarters were returned to the core box.

In the Author’s opinion, the historical estimate is relevant and reliable given the 40 year history of the operation.

In the Author’s opinion, the quality of sampling, sample preparation, security and analytical procedures associated with these results was very high.

Assays were often done in house and any QA/QC procedures are long lost making any discussion of quality control measures and data verification procedures almost impossible. Sufficient evidence that the data used to make production decisions was valid is the 40 year history of successful mining operations.

ix)	Security of Samples

Potash is considered to be a low-value bulk material and, because the core has no meaningful value to the general public, no special provisions for sample security are normally practiced by the industry.

x)	Mineral Resource and Mineral Reserve Estimates

The table below summarizes the mineral resource and reserve estimates regarding VPO:

VPO Mineral Reserve & Resource Summary as of August 31, 2009

					Mineral
					Reserves -	Measured	Indicated	Inferred
	Grade				Proven and	Mineral	Mineral	Mineral
	EST. %				Probable	Resources	Resources	Resources
	K20		%		(Mlllions of	(Millions of	(Millions of	(Millions of
AREA	(Total)		Insols		Tonnes) (a)	Tonnes)	Tonnes)	Tonnes)
Unitized Area	24.4		4.7		70.0	0.0	0.0	0.0
South Block	24.9		4.8		54.1	77.1	35.9	125.1	(b)
North Expansion Block	24.4	(c)	4.7	(c)	0.0	0.0	0.0	75.5
TOTAL	–		–		124.1	77.1	35.9	200.6

(a)	Proven and Probable Mineral Reserves are combined in this report as probable reserves move to proven reserves at a significant rate as mining progresses and proven estimates would be soon outdated. Mineral Resources are reported exclusive of Mineral Reserves.

(b)	Due to the continuity of the deposit, it is appropriate to apply the South Block average grade to the South Block Inferred Resources.

(c)	Grades applied from 40 year historical averages.

For a complete description of key assumptions and parameters associated with the information above, reference should be made to the full text of the Vanscoy Technical Report.

xi)	Mining Operations

The mining method utilized at VPO requires the pre-cutting of the first rooms in each panel. Once this is complete a very accurate estimate of the tonnage and grade in a mining block can be prepared and thus can be categorized as Proven Mineral Reserve.

Production Forecast
Economic evaluation normally would utilize the current year profitability to develop an expectation for future economic viability. However, calendar year 2009 was a highly unusual year with global demand severely impacted by the global credit crisis and associated economic uncertainty. As such, margin per tonne information is not representative in the current year.

Markets
The Company sells approximately half of its potash production domestically to more than 50 North American customers. To meet the Company’s agricultural customers’ highly seasonal demand, the Company has developed an extensive transportation, storage and warehousing system to optimize deliverability during peak demand periods. The Company also has a significant number of railcars under long-term lease. The remainder of the Company’s potash is exported and sold internationally.

Contracts
The Company’s international potash sales are marketed through Canpotex, the offshore marketing agency for potash produced in the Province of Saskatchewan. Canpotex is wholly-owned by the three major potash producers in Canada. The Company’s share of Canpotex’s total sales is approximately 9%. The remainder of the Company’s potash is sold in the domestic North American market on a best efforts basis.

Environmental Considerations
Operating Saskatchewan potash mines contribute to an irrevocable line of credit for short term decommissioning and rehabilitation costs. Contribution is prorated based on production levels and VPO has contributed CDN$1,000,000. The purpose of this fund is twofold, the first being to cover short term costs should a company walk away from a site without proper decommissioning. The second part of the financial assurance is the long term funding. Representatives from each operating site in the potash industry are presently negotiating this with the provincial government. A decommissioning and reclamation report was submitted by the Company to the provincial government in 2006.

Taxes
The Company pays federal and provincial income taxes based on profits from operations. Royalties are paid to the Province of Saskatchewan based on muriate tonnes produced, the raw ore grade and the weighted average net selling price of potash for the production month in question. In addition, the Company pays a Potash Production Tax and a resource surcharge to the Government of Saskatchewan. Property taxes are paid according to property values and were $3.8 million in 2008. Currently, Saskatchewan provincial sales tax is 5%.

Mine Life
Current production capacity of 2.05 million tonnes of product requires 5.8 million tonnes of feed at a grade of 24.4% K2O and a milling recovery of 85%. The estimate of 124.1 million tonnes of Proven and Probable Mineral Reserves and 113.0 million tonnes of Measured and Indicated Resources provides a mine life of just over 40 years at current production rates. Inferred Mineral Resources of 200 million tonnes have the potential to add a further 34 years at current rates.

Payback
VPO has been in production for 40 years and all associated capital costs have been fully paid back.

xii)	Exploration and Development

Exploration on remaining adjacent dispositions is limited to widely spaced wildcat drilling or limited seismic surveys with no known mineral resource estimates.

Further exploration into the east portions of the South Block and/or the North Expansion Block, whether by additional drill holes or by detailed underground sampling, will reclassify Inferred Mineral Resources.

ITEM 6 – DIVIDENDS

Agrium’s present intention is to pay regular dividends on its common shares. A semi-annual cash dividend of U.S. $0.055 per share has been paid since 1996. The declaration, amount and date of payment of dividends are determined by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing at that time.

The following table sets forth the dividends per share paid or payable on the Corporation’s common shares in each of the last three most recently completed fiscal years:

Dividends per Share Paid or Payable
Common Shares
2007	$0.11
2008	$0.11
2009	$0.11

ITEM 7 – DESCRIPTION OF CAPITAL STRUCTURE

7.1 GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Details of the Corporation’s capital structure are discussed under the heading “Outstanding Share Data” on page 68 of the 2009 MD&A, which is incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

7.2 CONSTRAINTS

There are no constraints imposed on the ownership of Agrium’s securities to ensure that the Corporation has a required level of Canadian ownership.

7.3 CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The credit ratings afforded the debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.

The following table sets out ratings the Corporation has received in respect of its outstanding debt securities from the ratings agencies as of February 25, 2010.

	DBRS Limited	Moody’s Investors Service	Standard & Poor’s
Senior Unsecured Notes and Debentures	BBB	Baa2	BBB
Ratings Outlook	Under Review	Under Review – Negative Watch	Stable

A description of the rating categories of each of the rating agencies in the table above is set out below.

DBRS Limited (“DBRS”)

The BBB rating assigned to our senior unsecured notes and debentures is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that our rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

On February 25, 2009, DBRS placed the rating for our senior unsecured debt under review with developing implications following Agrium’s announcement that it has submitted a proposal to the board of directors of CF Industries Holdings, Inc. (“CF”) to acquire all of the capital stock of CF. The rating review is pending the final terms of any potential transaction with CF, including those regarding related financing and the sale of an interest in Agrium’s Carseland, Alberta, nitrogen facility, in combination with the outlook for the fertilizer market.

Moody’s Investors Services (“Moody’s”)

The Baa2 rating assigned to our senior unsecured notes and debentures is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa, which indicate where the obligation ranks within a particular ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade obligations and as such may possess certain speculative characteristics.

On February 25, 2009, Moody’s changed its outlook for our senior unsecured debt from stable to under review for possible downgrade. The review was prompted by Agrium’s announcement of its unsolicited offer for CF. Moody’s review will primarily focus on the credit impact from the potential acquisition of CF, including any changes to the terms of the transaction, the strategic fit of the two companies, regulatory approvals, and the level of cash flow that can be generated to reduce debt, if needed, in a reasonable fashion given the cyclicality and price volatility of Agrium’s agricultural products.

Standard & Poor’s (S&P)

The BBB rating assigned to the Corporation’s senior unsecured notes and debentures is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

S&P assigned a stable outlook to the ratings, which is S&P’s assessment of the potential direction of the rating over the intermediate term.

ITEM 8 – MARKET FOR SECURITIES

8.1 TRADING PRICE AND VOLUME

The Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol: “AGU”.

The following table sets out the high, low, and closing prices and trading volume of the common shares on the TSX for 2009 on a monthly basis:

Month	High Price	Low Price	Closing Price	Volume
(2009)	($Canadian)	($Canadian)	($Canadian)	(in 000’s)
January	45.98	36.53	41.08	25,260
February	51.83	40.13	44.17	30,257
March	49.00	38.20	45.69	30,084
April	53.37	44.50	51.20	21,194
May	61.30	50.28	53.31	25,121
June	56.49	44.81	46.45	26,178
July	50.09	41.00	49.51	21,782
August	54.16	50.10	52.35	15,415
September	57.80	50.44	53.52	17,930
October	60.00	50.07	50.34	19,461
November	61.84	50.21	58.74	16,653
December	68.47	58.96	65.42	18,380

The following table sets out the high, low, and closing prices and trading volume of the common shares on the NYSE for 2009 on a monthly basis:

Month	High Price	Low Price	Closing Price	Volume
(2009)	($U.S.)	($U.S.)	($U.S.)	(in 000’s)
January	38.85	29.00	33.47	80,990
February	41.59	32.35	34.78	102,386
March	40.07	29.58	35.79	87,056
April	44.66	35.03	43.02	56,137
May	53.70	43.45	49.22	90,789
June	51.16	38.86	39.89	92,953
July	46.50	35.27	46.19	72,378
August	50.00	45.16	47.71	51,408
September	54.43	45.48	49.79	48,324
October	57.63	45.98	46.95	53,317
November	58.58	46.50	55.86	52,881
December	65.26	56.51	61.50	54,310

8.2 PRIOR SALES

In the most recently completed financial year, the Corporation did not issue (a) any shares that are not listed or quoted on a marketplace or (b) any subordinated debt securities.

ITEM 9 – ESCROWED SECURITIES AND SECURITIES
SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Corporation, none of the securities of the Corporation are subject to escrow or contractual restriction on transfer.

ITEM 10 – DIRECTORS AND OFFICERS

10.1 NAME, OCCUPATION AND SECURITY HOLDING

Information is given below with respect to each of the current directors, including all current positions held with the Corporation, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the end of the 2010 Annual General Meeting.

Directors			Prior principal occupation
(Name and Municipality of	Director	Present principal occupation or	or employment within the
Residence)	Since	employment	preceding five years
Frank W. Proto (1)(4) Regina, Saskatchewan, Canada	1993	Corporate Director. Board Chair of Agrium Inc. (part-time basis)	Corporate Director
Ralph S. Cunningham (1)(3) Houston, Texas, U.S.	1996	President and Chief Executive Officer of EPE Holdings, LLC, the general partner of Enterprise GP Holdings L.P.	Interim President and Chief Executive Officer, Enterprise Products GP, LLC; Group Executive Vice President and Chief Operating Officer, Enterprise Products GP, LLC; Board Chair, Texas Eastern Products Pipeline Company, LLC; Corporate Director
Germaine Gibara (2)(3) Montreal, Quebec, Canada	2004	Corporate Director. President, Avvio Management Inc.	Same as present
Russell K. Girling (1)(3) Calgary, Alberta, Canada	2006	Chief Operating Officer of TransCanada Corporation, President, Pipelines of TransCanada Corporation, and Chairman and Chief Executive Officer of TC Pipelines GP, Inc.	Executive Vice President, Corporate Development and Chief Financial Officer, TransCanada Pipelines Limited
Susan A. Henry (2)(4) Ithaca, New York, U.S.	2001	Dean of the College of Agriculture and Life Sciences and Professor at Cornell University, Ithaca, New York	Same as present
Russell J. Horner (1)(2)(4) West Vancouver, British Columbia, Canada	2004	Corporate Director	President and Chief Executive Officer, Catalyst Paper Corporation; Corporate Director
A. Anne McLellan, P.C.(3)(4) Edmonton, Alberta, Canada	2006	Corporate Director	Member of Parliament, Edmonton Centre; Deputy Prime Minister of Canada; Corporate Director
Derek G. Pannell(2)(3)(4) Bathurst, New Brunswick, Canada	2008	Managing Partner, Brookfield Asset Management, Inc. (part-time basis)	President and Chief Executive Officer, Noranda/Falconbridge; Corporate Director
Michael M. Wilson Bragg Creek, Alberta, Canada	2003	President & Chief Executive Officer of Agrium Inc.	Same as present
Victor J. Zaleschuk, CA (1)(2) Calgary, Alberta, Canada	2002	Corporate Director	Corporate Director

(1)	Member of the Audit Committee

(2)	Member of the Human Resources & Compensation Committee

(3)	Member of the Corporate Governance & Nominating Committee

(4)	Member of the Environment, Health, Safety & Security Committee

Executive Officers

Executive Officers (Name and	Present position with the Corporation and	Prior principal occupation or employment
Municipality of Residence)	Principal Occupation	within the preceding five years
Michael M. Wilson Bragg Creek, Alberta, Canada	President & Chief Executive Officer	N/A
Gary J. Daniel Calgary, Alberta, Canada	Corporate Secretary & Senior Legal Counsel	Assistant Corporate Secretary & Senior Legal Counsel, Agrium
Stephen G. Dyer Clovis, California, U.S.	Vice President, Retail West Region, Agrium; Manager, Western Retail Crop Production Services, Inc. (a wholly owned subsidiary of the Corporation)	Vice President, Manufacturing; Director, Business Development; Director, Strategic Development; Manager, Transportation, Agrium
Patrick J. Freeman Calgary, Alberta, Canada	Vice President & Treasurer	N/A
Richard L. Gearheard Fort Collins, Colorado, U.S.	Senior Vice President, and President, Retail Business Unit	N/A
James M. Grossett Bragg Creek, Alberta, Canada	Senior Vice President, Human Resources	N/A
Kevin R. Helash High River, Alberta, Canada	Vice President, Marketing & Distribution	Senior Director, NAW Sales, Agrium
Angela S. Lekatsas Calgary, Alberta, Canada	Vice President, Corporate Controller & Chief Risk Officer	Controller; Manager, Corporate Reporting, Agrium
Chuck V. Magro Calgary, Alberta, Canada	Vice President, Manufacturing	Vice President, Feedstocks, Nova Chemicals Corporation; Vice President, Investor Relations, Nova Chemicals Corporation; Director of Polyethylene, Nova Chemicals Corporation
Andrew K. Mittag Calgary, Alberta, Canada	Senior Vice President, and President, Agrium Advanced Technologies Business Unit	Senior Vice President, Corporate Development & Strategy, Agrium; President & Chief Financial Officer, Rockland Capital Partners, LLC (private advisory firm)
Leslie A. O’Donoghue Calgary, Alberta, Canada	Chief Legal Officer & Senior Vice President, Business Development	Senior Vice President, General Counsel & Corporate Secretary, Agrium
Joni R. Paulus Calgary, Alberta, Canada	General Counsel	Lawyer in private practice
Christopher W. Tworek Calgary, Alberta, Canada	Vice President, Special Projects	Vice President, Supply Management, Agrium
Thomas E. Warner Rio, Illinois, U.S.	Vice President, Retail East Region, Agrium; President of Crop Production Services, Inc.	Vice President of Crop Production Services, Inc.
Bruce G. Waterman Calgary, Alberta, Canada	Senior Vice President, Finance & Chief Financial Officer	N/A
Ron A. Wilkinson Calgary, Alberta, Canada	Senior Vice President, and President, Wholesale Business Unit	Senior Vice President, North America Wholesale, Agrium

Directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 357,928 common shares or 0.228 percent of the common shares outstanding as at December 31, 2009.

10.2 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Corporation is, as at February 25, 2010, or has been within the ten years prior to February 25, 2010, a director, chief executive officer or chief financial officer of any company (including the Corporation), that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means any of the following that was in effect for a period of more than thirty consecutive days:

•	a cease trade order;

•	an order similar to a cease trade order; or

•	an order that denied the relevant company access to an exemption under securities legislation.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

•	is, as at February 25, 2010, or has been within the ten years prior to February 25, 2010, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

•	has, within the ten years before February 25, 2010, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

10.3 CONFLICTS OF INTEREST

To the knowledge of the Corporation, no director or executive officer of the Corporation has an existing or potential conflict of interest with the Corporation or any of its subsidiaries, joint ventures or partnerships.

ITEM 11 – PROMOTERS

During the two most recently completed financial years, no person or company has been a promoter of the Corporation.

ITEM 12 – LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation and a number of unrelated companies are named as defendants in two class action complaints currently consolidated before the United States District Court, Northern District of Illinois. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. The Corporation believes that the allegations are without merit. At February 25, 2010, the potential exposure of these lawsuits is indeterminable.

The Corporation is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Corporation’s favour, the Corporation does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Corporation may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

ITEM 13 – INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS

To the knowledge of the Corporation, the Corporation confirms that, as of February 25, 2010, there were no directors or executive officers of the Corporation or an associate or affiliate of a director or executive officer of the Corporation with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

ITEM 14 – TRANSFER AGENT, REGISTRAR, AND TRUSTEES

The transfer agent and registrar for the Corporation’s common shares:	The trustee for the Corporation’s unsecured notes and debentures:

CIBC Mellon Trust Company	The Bank of New York Mellon
P.O. Box 7010	Bondholder Relations
Adelaide Street Postal Station	111 Sanders Creek Parkway
Toronto, Ontario, Canada, M5C 2W9	East Syracuse, NY 13057

ITEM 15 – INTEREST OF EXPERTS

15.1 NAMES OF EXPERTS

The Consolidated Financial Statements of the Corporation as at and for the year ended December 31, 2009, portions of which are incorporated by reference herein, have been audited by KPMG LLP.

A. Dave Mackintosh, P.Geo., of ADM Consulting Limited, prepared the Vanscoy Technical Report dated November 6, 2009 in accordance with NI 43-101 on behalf of the Corporation.

15.2 INTERESTS OF EXPERTS

As of February 25, 2010, KPMG LLP and the partners, employees and consultants of KPMG LLP did not hold any registered or beneficial interests, directly or indirectly, in the securities of the Corporation or its associates or affiliates. KPMG LLP is independent with respect to the Company (and its associates or affiliates) within the meaning of the Rules of Professional Conduct/Code of Ethics of the Alberta Institute of Chartered Accountants.

As of February 25, 2010, A. Dave Mackintosh, P.Geo., ADM Consulting Limited and the partners, employees and consultants of ADM Consulting Limited did not hold any registered or beneficial interests, directly or indirectly, in the securities of the Corporation or its associates or affiliates.

ITEM 16 – AUDIT COMMITTEE

16.1 AUDIT COMMITTEE CHARTER

Attached, as Schedule 16.1, is the Charter for the Corporation’s Audit Committee.

16.2 COMPOSITION OF THE AUDIT COMMITTEE

Members of the Audit Committee are Victor J. Zaleschuk (Chair), Ralph S. Cunningham, Russell K. Girling, Russell J. Horner and Frank W. Proto. Each member of the Audit Committee is independent and financially literate.

16.3 RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE

Name
(Director Since)	Principal Occupation and Full Biography
Mr. Victor J. Zaleschuk B.Comm., CA Calgary, Alberta (October 3, 2002) Other Public Directorships • Nexen Inc., an energy company (TSX, NYSE) • Cameco Corporation, a uranium company (TSX, NYSE)	Mr. Zaleschuk is the Board Chair of Cameco Corporation, a director of Nexen Inc. and the former President and Chief Executive Officer of Nexen Inc. Prior to becoming President of Nexen Inc., Mr. Zaleschuk was a Senior Vice President and Chief Financial Officer of Nexen Inc. Before joining Nexen Inc., Mr. Zaleschuk was a senior financial executive in the energy sector.

Dr. Ralph S. Cunningham
 Ph.D. (Engineering)
Houston, Texas, U.S.
(December 12, 1996)

Other Public Directorships

 •   Cenovus Energy Inc., an
energy company (TSX, NYSE)
 •   LE GP, LLC, the general
partner of Energy Transfer
Equity, L.P., a publicly
traded midstream energy
partnership (NYSE)*
 •   DEP Holdings, LLC, the
general partner of Duncan
Energy Partners L.P., a
publicly traded midstream
energy services partnership
(NYSE)*
 •   Enterprise Products GP, LLC,
the general partner of
Enterprise Products Partners
L.P., a publicly traded
midstream energy partnership
(NYSE)*
 •   EPE Holdings, LLC, the
general partner of Enterprise
GP Holdings L.P., a publicly
traded midstream energy
holding partnership (NYSE)*
 •   TETRA Technologies, Inc., an
oil and gas services company
(NYSE)

Dr. Cunningham is President and Chief Executive Officer of EPE Holdings, LLC, the general partner of Enterprise GP Holdings L.P. Dr. Cunningham was Interim President and Chief Executive Officer after serving as a Group Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC. He is Board Chair of TETRA Technologies, Inc., and an Advisory Director of Pilko & Associates, a Houston, Texas based management and consulting firm specializing in advising multi-national companies on environmental, health & safety governance and management systems. Dr. Cunningham is a former director of EnCana Corporation (an energy company), Board Chair of Texas Eastern Products Pipeline Company, LLC, the general partner of TEPPCO Partners L.P. (an energy transportation partnership), former Chief Executive Officer of CITGO Petroleum Corporation (an energy company), former Vice Chairman of Huntsman Corporation (a chemical company), former President of Texaco Chemical Company (an energy company), former Chairman and Chief Executive Officer of Clark Oil Refining Corporation (an energy company), former President of Tenneco Oil Processing and Marketing (an energy company), and has held a number of supervisory and management positions at Exxon Company (an energy company).

*Energy Transfer Equity, L.P., Duncan Energy Partners L.P., Enterprise GP Holdings L.P., and Enterprise Products Partners L.P. are affiliated with each other.[1] [1]For the purpose of our Corporate Governance Guidelines, we consider the Boards of the affiliated companies upon which Dr. Cunningham sits as a member to be a group of related public entities to be counted as one Board membership, and our Board has affirmatively determined that such simultaneous service on this related group of companies does not impair Dr. Cunningham’s ability to serve on our Board.

Name	Principal Occupation and Full Biography
(Director Since)
Mr. Russell K. Girling
 B. Comm., M.B.A. (Finance)
Calgary, Alberta
(May 9, 2006)

Other Public Directorships
 •   TC Pipelines GP, Inc., the
general partner of TC
Pipelines, L.P., a pipeline
limited partnership (NASDAQ)
Mr. Girling is Chief Operating Officer of TransCanada Corporation, President, Pipelines of TransCanada Corporation (a diversified energy and pipeline company), and Board Chair and Chief Executive Officer of TC Pipelines GP, Inc., the general partner of TC Pipelines, L.P. (a pipeline limited partnership). Mr. Girling is currently a director of NOVA Gas Transmission Ltd. (an Alberta gas pipeline company), which is affiliated with TransCanada Corporation. Mr. Girling is also a former Board Chair of TransCanada Power, L.P. (now EPCOR Power L.P.), and a former director of Bruce Power Inc. (a nuclear power company). Mr. Girling was previously President of TransCanada Gas Services, a division of TransCanada Corporation, Executive Vice President, Power of TransCanada Energy and the Executive Vice President, Corporate Development and Chief Financial Officer of TransCanada Corporation. Mr. Girling is also a former director of the Alberta Children’s Hospital Fund.

Mr. Russell J. Horner B. Sc. (Chem) Vancouver, British Columbia (September 29, 2004) Other Public Directorships None	Mr. Horner is a Corporate Director. He is the former President and Chief Executive Officer of Catalyst Paper Corporation (a forest products and paper company), a former Chief Operating Officer, Australasia, Fletcher Challenge Paper Division, Fletcher Challenge Limited (a forest products and paper company), and a former Managing Director of Australian Newsprint Mills Ltd. (a newsprint company). He is a former Board member of the Pulp and Paper Research Institute of Canada, a former member of the Board of Directors of the World Wildlife Fund Canada, and a former member of the Advisory Board of Factory Mutual Insurance Company (an insurance company). He is past Chair of the Forest Products Association of Canada, past Chair of the Pulp and Paper Manufacturers Federation of Australia, a past Chair of the Commonwealth’s Wood and Paper Industry Forum (Australia), and a past Chair of the Co-operative Research Corporation for Hardwoods (Australia). Mr. Horner has attended the Advanced Management Programs at Harvard Business School and at Auckland University.
Mr. Frank W. Proto B.A. (Economics) Regina, Saskatchewan (March 1, 1993) Other Public Directorships None	Mr. Proto is Board Chair (serving on a part-time basis) of Agrium Inc., and Board Chair of Nelson Group Inc. (an investment company). Mr. Proto was also a director of First Calgary Petroleums Ltd. (an oil and gas company) from April 2008 to December 2008, when it was sold and ceased trading as a public company. Mr. Proto is a former Chair of the Petroleum Technology Research Centre at the University of Regina, a former President and Chief Executive Officer of Wascana Energy Inc. (an energy company), a former Chair of SaskEnergy Inc. (a natural gas distribution and transmission company), and a former member of the Canada Newfoundland Offshore Petroleum Board (a regulatory agency). He is a former director of Chieftain Development Ltd. (an energy company), Century Sales and Service Limited (an industrial company) and Saskatchewan Telecommunications Holding Corporation (SaskTel) (a telecommunications company).

16.4 PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee between meetings of the Committee with respect to the pre-approval of audit and permitted non-audit services provided by KPMG LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.

16.5 EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2008 and 2009. During these years, KPMG LLP was the Corporation’s only external auditor.

Category	Year Ended December 31
	2009	2008
	$	$
Audit Fees(1)	2,675,000	2,952,300
Audit-Related Fees(2)	635,050	315,800
Tax Fees(3)	251,532	325,040
All Other Fees(4)	NIL	NIL

Total	3,561,582	3,593,140

1)	For professional services rendered by KPMG LLP for the audit and review of the Corporation’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees” above, including subsidiary audit procedures in Egypt, Hungary, Chile and Spain for fiscal year 2009; and compliance reports relating to contractual debt arrangements.
3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.
4)	For services provided by KPMG LLP other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above, consisting of miscellaneous corporate reporting, compliance and transaction services.

ITEM 17 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is provided in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information as provided in the Corporation’s consolidated financial statements and MD&A for its most recently completed financial year.

Additional information relating to Agrium may be found on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

SCHEDULE 16.1

AGRIUM INC.

AUDIT COMMITTEE

CHARTER

PART I

Establishment of Committee

1.	Committee

The Audit Committee (the “Committee”) is established by the Board of Directors primarily for the purpose of overseeing the accounting and financial reporting processes of the Corporation and the reviews and audits of the financial statements of the Corporation.

The Audit Committee shall assist the Board of Directors in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

a)	the quality and integrity of the financial statements and related disclosure of the Corporation;

b)	compliance by the Corporation with legal and regulatory requirements that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

c)	the independent auditor’s qualifications and independence; and

d)	the performance of the Corporation’s internal audit function and independent auditor.

2.	Composition of Committee

The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three directors, provided that each member of the Committee shall be determined by the Board to be:

a)	an independent director for the purposes of and pursuant to the Corporation’s Corporate Governance Guidelines;

b)	an “independent” director as defined in and for the purposes of any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of the Corporation are from time to time listed;

c)	an “independent” director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation; and

d)	financially literate.

At least one member of the Committee shall have accounting or related financial management experience or expertise. The Committee shall be entitled to take any action at a meeting of the Committee in the absence of such member or members.

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation’s Audit Committee and discloses such determination in the Corporation’s annual management proxy circular.

3.	Appointment of Committee Members

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of Shareholders, and shall hold office until the next annual meeting, or until they are removed by the Board or until they cease to be directors of the Corporation.

PART II

Committee Procedure

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee and shall be filled by the Board if the membership of the Committee is fewer than three directors. The Board may remove and replace any member of the Committee.

5.	Committee Chair

The Board shall appoint a Chair for the Committee. The Chair may be removed and replaced by the Board.

6.	Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

8.	Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet without management present and shall meet periodically with management, the Manager, Internal Audit, the General Counsel, and the independent auditor. The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present. Any member of the Committee may move the Committee in camera at any time during the course of a meeting, and a record of any decisions made in camera shall be maintained by the Committee Chair.

9.	Special Meetings

The Chair, any two members of the Committee, the Manager, Internal Audit, the independent auditor or the Chief Executive Officer may call a special meeting of the Committee.

10.	Quorum

Three members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.	Agenda

The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13.	Delegation

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14.	Access

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

15.	Attendance of Officers at a Meeting

At the invitation of the Chair of the Committee, one or more officers or employees of the Corporation may, and if required by the Committee shall, attend a meeting of the Committee.

16.	Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). Without limiting the foregoing, the Committee shall report to the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements within the Committee’s purview, the performance and independence of the Corporation’s independent auditors, or the performance of the internal audit function.

17.	Outside Consultants or Advisors

The Committee when it considers it necessary or advisable, may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III

Mandate of Committee

18.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations;

b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Corporation contained in a material change report.

c)	meet with management and the independent auditor to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

d)	review, discuss with management and the independent auditor, and approve prior to public disclosure:

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)	any audited financial statements, other than annual statements, required to be prepared regarding the Corporation or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

e)	review and discuss with management and the independent auditor prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects;

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and earnings guidance provided to analysts and rating agencies;

provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

f)	receive and review reports from the Corporation’s Disclosure Committee;

g)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

h)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Corporation’s procedures that are in place for the review of the Corporation’s public disclosure of financial information that is extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of those procedures;

i)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements, (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor, and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

j)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation’s financial statements;

k)	review the plans of management, the independent auditor and the Manager, Internal Audit regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

l)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

m)	review disclosures by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

n)	discuss with management the Corporation’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s financial risk assessment and financial risk management policies; and

o)	periodically meet with management separately from the Manager, Internal Audit, or the independent auditor to discuss matters within the Committee’s purview.

19.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory registration requirements, the Committee shall be directly responsible (subject to Board confirmation) for the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting. The Committee shall also be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the independent auditor for audit services, and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The independent auditor shall report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Corporation, review all such relationships, and consider applicable auditor independence standards;

b)	consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

d)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with such issues;

e)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

f)	evaluate annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management and the Manager, Internal Audit, and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

g)	meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

h)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

i)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	the responsibilities, budget, and staffing of the internal audit function; and report to the Board on such meetings;

j)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

k)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

l)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

m)	review the engagement reports of the independent auditor on unaudited financial statements of the Corporation; and

n)	review and approve the Corporation’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor, (as more particularly described in Exhibit “A” attached hereto, as may be amended from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Corporation’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless whether that person was a member of the Corporation’s audit team.

20.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

(i)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the non-audit services are provided; and

(ii)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

b)	disclose, through the Corporation’s periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the independent auditor; and

c)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

21.	Oversight in Respect of the Internal Audit Function

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	review the annual audit plans of the Manager, Internal Audit;

b)	review the significant findings prepared by the Manager, Internal Audit and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

c)	monitor compliance with the Corporation’s conflicts-of-interest policies that may have a material impact on the financial statements;

d)	review the adequacy of the resources of the Manager, Internal Audit to ensure the objectivity and independence of the internal audit function;

e)	consult with management on management’s appointment, replacement, reassignment or dismissal of the Manager, Internal Audit;

f)	periodically review executive officers’ expenses and aircraft usage reports; and

g)	ensure that the Manager, Internal Audit has access to the Chair, the Chair of the Board, the Chief Executive Officer, and the Chief Financial Officer, and periodically meet separately with the Manager, Internal Audit to review any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing; and report to the Board on such meetings.

22.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	review with the General Counsel the Corporation’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

b)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

c)	periodically review the Corporation’s public disclosure policy.

23.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Corporation appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day-to-day operation or performance of such activities. A member or members having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert,” does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Corporation’s financial information or public disclosure.

24.	Funding for Audit and Oversight Functions

The Committee shall have the sole authority to determine (subject to Board confirmation as required), and to require the Corporation to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

25.	Committee Evaluation

The Committee’s performance shall be evaluated regularly, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

26.	Review of Committee’s Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

27.	Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

EXHIBIT “A”

Hiring Policies Regarding Partners and Employees of the Independent Auditor
and Certain of Their Family Members

The hiring of current partners and employees or former partners and employees of the Corporation’s independent auditor or certain of their family members shall be subject to Committee approval in advance of hiring in the following circumstances:

a)	the hiring, for any position within the Corporation, of anyone who has served as a partner or employee of the independent auditor and who was a member of the Corporation’s audit team during any of the preceding three fiscal years; or

b)	the hiring, for a senior position within the Corporation (including any accounting or financial reporting oversight role), of anyone who (i) has served as a partner or employee of the independent auditor during any of the preceding three fiscal years, regardless whether that person was a member of the Corporation’s audit team, or (ii) has served as a partner or employee of the independent auditor and (A) continues to influence the independent auditor’s operations or financial policies, (B) has capital balances in the independent auditor, or (C) has financial arrangements with the independent auditor other than a fully funded retirement plan providing the regular payment of fixed sums; or

c)	the hiring, for any accounting or financial reporting oversight role within the Corporation, of the spouse or spousal equivalent, parent, dependent, nondependent child, or sibling of anyone who, during any of the preceding three fiscal years, has served as a partner or employee of the independent auditor and who (i) was a member of the Corporation’s audit team, (ii) supervised or had direct management responsibility for the audit (including at all successively senior levels through the independent auditor’s chief executive), (iii) evaluated the performance or recommended the compensation of the audit engagement partner, (iv) provided quality control or other oversight of the audit, (v) provided 10 or more hours of non-audit services to the Corporation (or expects so to provide), or (vi) served in the office of the independent auditor in which the lead audit engagement partner primarily practiced in connection with the audit.

In considering whether to approve a proposed hiring under any of the foregoing circumstances, the Committee may take into account any advice by the General Counsel of the Corporation that a proposed hiring is not barred by the independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the New York Stock Exchange.

The Committee shall review annually a report by the Chief Financial Officer of the Corporation of any hiring during the preceding fiscal year of partners and employees of the Corporation’s independent auditor not falling within the foregoing circumstances, including the identity and position within the Corporation of such hired persons.